LINDBLAD EXPEDITIONS HOLDINGS, INC.

96 Morton Street, 9th Floor

New York, NY 10014

June 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Ms. Effie Simpson

Ms. Claire Erlanger

Dear Ms. Simpson and Ms. Erlanger:

Please find below the responses of Lindblad Expeditions Holdings, Inc. (the “Company”, “Lindblad” or “we”) to the response of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of June 19, 2019 (the “Comment Letter”) on the Company’s Form 10-K for the Year Ended December 31, 2018 (the “Form 10-K”), the Company’s Form 10-Q for the Quarter Ended March 31, 2019 (the “Form 10-Q”) and Company’s Form 8-K furnished May 2, 2019 (the “Form 8-K”). Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Form 10-Q for the Quarter Ended March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations - Consolidated, page 21

1.

We note from your statements of income that you had a significant income tax benefit recognized in the three months ended March 30, 2019. Please tell us, and revise your discussion in MD&A to disclose the nature of this income tax benefit as well as expectations for the 2019 annual effective tax rate.

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that for the first quarter ended March 31, 2019, in accordance with ASC 740-270, the Company recognized an effective tax rate of -26%. This first quarter tax benefit was a result of (i) the seasonality of earnings of the Company and the first quarter pre-tax losses of those entities properly includable in the interim tax provision computation under ASC 740-270 and (ii) the release of certain uncertain tax positions. The Company anticipates the first quarter benefit will reverse itself in future periods as these entities earn additional income from scheduled voyages. As of March 31, 2019, the Company is forecasting an effective tax rate in the low to mid-teens, including discrete items, for the calendar year 2019.

In future filings, we will provide an explanation of the year-over-year changes in our income tax expense and fluctuations to our effective tax rates.

Form 8-K furnished May 2, 2019

Exhibit 99.1 Earnings Release, page 1

2.

We note that your earnings release includes a financial outlook section which discloses a range of expected Adjusted EBITDA amounts. Please revise to include a reconciliation of this non-GAAP measure to the most comparable measure, or alternatively disclose that you are relying on the unreasonable efforts exception in Item 10(e)(1)(i)(B). See also Question 102.10 in the SEC Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures updated April 4, 2018.

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that, a reconciliation of our full-year 2019 range of expected Adjusted EBITDA amounts, per the Form 8-K, to operating income is provided below and a similar reconciliation will be provided when a financial outlook is presented in the future.

Reconciliation of forecasted Adjusted EBITDA to Operating Income:

(in millions)	Full Year 2019
Operating income	$33	to	$37
Depreciation and amortization	26	to	25
Stock-based compensation	4	to	4
National Geographic fee amortization	3	to	3
Other	1	to	1
Adjusted EBITDA	$67	to	$70

*****

I hereby confirm on behalf of Lindblad Expeditions Holdings, Inc. that:

●	Lindblad Expeditions Holdings, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	Lindblad Expeditions Holdings, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either Tom Naiman of the Company at (212) 261-9050, or me at (212) 261-9008 if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Craig I. Felenstein

Craig I. Felenstein
Chief Financial Officer
Lindblad Expeditions Holdings, Inc.

cc: Tom Naiman, Director Technical Accounting